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EXHIBIT 99.1

July 21, 2005

CONSENT OF INDEPENDENT AUDITORS

We consent to the use of our report dated June 10, 2005 on the Consolidated Balance Sheets of Alimentation Couche-Tard Inc. (the "Corporation") as at April 24, 2005 and April 25, 2004 and the Consolidated Statements of Earnings, Contributed Surplus, Retained Earnings and Cash Flows of the Corporation for each of the years in the three-year period ended April 24, 2005, which report appears in this annual report on Form 40-F of the Corporation.

/s/ Raymond Chabot Grant Thornton LLP

Chartered Accountants

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CONSENT OF INDEPENDENT AUDITORS